FROMEX EQUITY CORP
320 Manville Road
Pleasantville, N. Y. 10570
Tel: (914) 632-6730

August 30, 2007

Ms. Jessica Barberich
Staff Accountant
Securities & Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Mail Stop 4561
Tel: (202) 551-3782

Re:	File No. 000-52241
Reply to your letter of 8/22/07

Dear Ms. Barberich:

We propose to file a Revised Amendment No. 1 to the 10-Q/A of Fromex Equity Corp. for the quarterly period ended November 30, 2006 which will correct the cover page, the Explanatory Note and pages 10 and 20 as noted in the corrected and marked copies enclosed herewith. If this complies with the comments in your letter of August 22, 2007, we will re-date pages 22, 23, 24, 25 and file the entire Revised Amendment No. 1 with the corrected pages enclosed herewith.

We confirm that the only shareholder of Fromex, from its inception to date, has been its parent, FRMO Corp.

Sincerely,

/s/Steven Bregman
Steven Bregman, President
Chief Financial Officer

Form 10-Q/A
Revised Amendment No. 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Mark one)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended November 30, 2006

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from__________to_________

Commission file number: 000-52241

FROMEX EQUITY CORP.
(Exact name of small business issuer a specified in its charter)

Delaware	04-3826570
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)

320 Manville Road
Pleasantville, N. Y. 10570
(Address of principal executive offices)

(Registrant’s telephone number, including area code): (914) 632-6730

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒No ☐ Registration Statement (Form 10) filed September 28, 2006

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

As of the close of business on November 30, 2006, there were 14,400,000 shares of the issuer’s common stock, par value $.001 per share outstanding.

Explanatory Note

This Amendment No. 1 on Form 10-Q/A is being filed with respect to the quarterly report filed on Form 10-QSB for the quarterly period ended November 30, 2006. This Amendment No. 1 reflects the restatement of the financial statements for the following reason:

“FRMO, the Company’s parent held a 60% interest in Horizon Advisers, a fund management firm. On December 1, 2005, FRMO transferred and assigned to Fromex a 66 2/3% interest in its share of fees earned by Horizon Advisers, as and when received by FRMO. The fair value of this revenue stream, estimated at $250,000, was initially recognized as a capital contribution by FRMO to Fromex, generating an intangible asset of $250,000. This asset was being amortized over an estimated useful economic life of 10 years.

“Upon subsequent analysis, it was determined that, because no value had been assigned to the Horizon Advisers revenue stream as reported on the accounts of FRMO, the Company’s parent, no value should have been attributed to the 66 2/3% interest upon transfer to Fromex. Accordingly, financial statements have been restated to attribute no value to the assigned interest, and the reversal of amortization recorded on the initial valuation. This restatement did not result in a change to the reported earnings per share.”

The above two quoted paragraphs were included in a revised Form 10 filed with the SEC on May 14, 2007, which included restated financial statements for the nine months ended November 30, 2006.

Originally the Company relied on paragraph 9 of SFAS No 142, Goodwill and Other Intangibles, which requires intangibles to be valued at fair value, and SAB Topic 5G which notes that an asset’s ability to be objectively measurable is a factor in accounting for an asset at fair value. The Company subsequently determined that the guidance of those accounting statements do not apply where the transferor retains a substantial indirect interest in the assets as a result of stock ownership in the Company. Accordingly, the Company restated its financial statementsas included in the Form 10 filed on May 14, 2007 and in this Amendment No. 1.

The results of the Restatement are noted pages 9 through 12. While the intangible asset has been restated at zero (page 11), the net income of the Company increased by $9,891 and $280 in the nine months and three months ended November 30, 2006 respectively (page 12).

The officers of the Company have reconsidered the effectiveness of its disclosure controls and procedures as of November 30, 2006 in the light of the restatement described above and have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2006 but were when the financial statements were restated in Form 10 on May 14, 2007 and as of the date of the 10-Q/A Amendment No. 1. . The officers have addressed this reconsideration and evaluation in their certifications in Exhibits 31.1 and 31.2 at pages 23 and 24 of this Amendment.

Fromex Equity Corp.
Notes to Financial Statements

interest in its share of fees earned by Horizon Advisers, as and when received by FRMO. The fair value of this revenue stream, estimated at $250,000, was initially recognized as a capital contribution by FRMO to Fromex, generating an intangible asset of $250,000. This asset was being amortized over an estimated useful economic life of 10 years.

Upon subsequent analysis, it was determined that, because no value had been assigned to the Horizon Advisers revenue stream as reported on the accounts of FRMO, the Company’s parent, no value should have been attributed to the 66 2/3% interest upon transfer to Fromex. Accordingly, financial statements have been restated to attribute no value to the assigned interest, and the reversal of amortization recorded on the initial valuation. This restatement did not result in a change to the reported earnings per share.

Originally the Company relied on paragraph 9 of SFAS No 142, Goodwill and Other Intangibles, which requires intangibles to be valued at fair value, and SAB Topic 5G which notes that an asset’s ability to be objectively measurable is a factor in accounting for an asset at fair value. The Company subsequently determined that the guidance of those accounting statements do not apply where the transferor retains a substantial indirect interest in the assets as a result of stock ownership in the Company. Accordingly, the Company restated its financial statements as included in the Form 10 filed on May 14, 2007 and in this Amendment No. 1.

The results of the Restatement are noted pages at 11 and 12. While the intangible asset has been restated at zero (page 11), the net income of the Company increased by $9,891 and $280 in the nine months and three months ended November 30, 2006 respectively (page 12).

The officers of the Company have reconsidered the effectiveness of its disclosure controls and procedures as of November 30, 2006 in the light of the restatement described above and have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2006 but were when the financial statements were restated in Form 10 on May 14, 2007 and as of the date of the 10-Q/A Amendment No 1. The officers have addressed this reconsideration and evaluation in their certifications in Exhibits 31.1 and 31.2 at pages 23 and 24 of this Amendment.

10

Item 3.

CONTROLS AND PROCEDURS

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Reference is made to Note 2A of the Financial Statements at pages 9 and 10 with respect to the Restatement of the Financial Statements. The officers of the Company have reconsidered the effectiveness of its disclosure controls and procedures as of November 30, 2006 in the light of that restatement and have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2006 but were when the financial statements were restated in Form 10 on May 14, 2007 and as of the date of the 10-Q/A Amendment No. 1.

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Form 10-Q/A
Revised Amendment No. 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Mark one)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended November 30, 2006

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from__________to_________

Commission file number: 000-52241

FROMEX EQUITY CORP.
(Exact name of small business issuer a specified in its charter)

Delaware	04-3826570
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)

320 Manville Road
Pleasantville, N. Y. 10570
(Address of principal executive offices)

(Registrant’s telephone number, including area code): (914) 632-6730

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒No ☐ Registration Statement (Form 10) filed September 28, 2006

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

As of the close of business on November 30, 2006, there were 14,400,000 shares of the issuer’s common stock, par value $.001 per share outstanding.

Explanatory Note

This Amendment No. 1 on Form 10-Q/A is being filed with respect to the quarterly report filed on Form 10-QSB for the quarterly period ended November 30, 2006. This Amendment No. 1 reflects the restatement of the financial statements for the following reason:

“FRMO, the Company’s parent held a 60% interest in Horizon Advisers, a fund management firm. On December 1, 2005, FRMO transferred and assigned to Fromex a 66 2/3% interest in its share of fees earned by Horizon Advisers, as and when received by FRMO. The fair value of this revenue stream, estimated at $250,000, was initially recognized as a capital contribution by FRMO to Fromex, generating an intangible asset of $250,000. This asset was being amortized over an estimated useful economic life of 10 years.

“Upon subsequent analysis, it was determined that, because no value had been assigned to the Horizon Advisers revenue stream as reported on the accounts of FRMO, the Company’s parent, no value should have been attributed to the 66 2/3% interest upon transfer to Fromex. Accordingly, financial statements have been restated to attribute no value to the assigned interest, and the reversal of amortization recorded on the initial valuation. This restatement did not result in a change to the reported earnings per share.”

The above two quoted paragraphs were included in a revised Form 10 filed with the SEC on May 14, 2007, which included restated financial statements for the nine months ended November 30, 2006.

Originally the Company relied on paragraph 9 of SFAS No 142, Goodwill and Other Intangibles, which requires intangibles to be valued at fair value, and SAB Topic 5G which notes that an asset’s ability to be objectively measurable is a factor in accounting for an asset at fair value. The Company subsequently determined that the guidance of those accounting statements do not apply where the transferor retains a substantial indirect interest in the assets as a result of stock ownership in the Company. Accordingly, the Company restated its financial statements as included in the Form 10 filed on May 14, 2007 and in this Amendment No. 1.

The results of the Restatement are noted pages 9 through 12. While the intangible asset has been restated at zero (page 11), the net income of the Company increased by $9,891 and $280 in the nine months and three months ended November 30, 2006 respectively (page 12).

The officers of the Company have reconsidered the effectiveness of its disclosure controls and procedures as of November 30, 2006 in the light of the restatement described above and have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2006 but were when the financial statements were restated in Form 10 on May 14, 2007 and as of the date of the 10Q/A Amendment No. 1. The officers have addressed this reconsideration and evaluation in their certifications in Exhibits 31.1 and 31.2 at pages 23 and 24 of this Amendment.

Fromex Equity Corp.
Notes to Financial Statements

interest in its share of fees earned by Horizon Advisers, as and when received by FRMO. The fair value of this revenue stream, estimated at $250,000, was initially recognized as a capital contribution by FRMO to Fromex, generating an intangible asset of $250,000. This asset was being amortized over an estimated useful economic life of 10 years.

Upon subsequent analysis, it was determined that, because no value had been assigned to the Horizon Advisers revenue stream as reported on the accounts of FRMO, the Company’s parent, no value should have been attributed to the 66 2/3% interest upon transfer to Fromex. Accordingly, financial statements have been restated to attribute no value to the assigned interest, and the reversal of amortization recorded on the initial valuation. This restatement did not result in a change to the reported earnings per share.

Originally the Company relied on paragraph 9 of SFAS No 142, Goodwill and Other Intangibles, which requires intangibles to be valued at fair value, and SAB Topic 5G which notes that an asset’s ability to be objectively measurable is a factor in accounting for an asset at fair value. The Company subsequently determined that the guidance of those accounting statements do not apply where the transferor retains a substantial indirect interest in the assets as a result of stock ownership in the Company. Accordingly, the Company restated its financial statements, as included in the Form 10 filed on May 14, 2007 and in this Amendment No. 1.

The results of the Restatement are noted pages at 11 and 12. While the intangible asset has been restated at zero (page 11), the net income of the Company increased by $9,891 and $280 in the nine months and three months ended November 30, 2006 respectively (page 12).

The officers of the Company have reconsidered the effectiveness of its disclosure controls and procedures as of November 30, 2006 in the light of the restatement described above and have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2006 but were when the financial statements were restated in Form 10 on May 14, 2007 and as of the date of the 10-Q/A Amendment No. 1. The officers have addressed this reconsideration and evaluation in their certifications in Exhibits 31.1 and 31.2 at pages 23 and 24 of this Amendment.

10

Item 3.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Reference is made to Note 2A of the Financial Statements at pages 9 & 10 with respect to the Restatement of the Financial Statements. The officers of the Company have reconsidered the effectiveness of its disclosure controls and procedures as of November 30, 2006 in the light of that restatement and have concluded that the Company’s disclosure controls and procedures were not effective as of November 30, 2006 but were when the financial statements were restated in Form 10 on May 14, 2007 and as of the date of the 10-Q/A Amendment No. 1.

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